UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #__)

     Sanctuary  Woods  Multimedia  Corporation
          (Name  of  Issuer)

     Common  Shares,  No  Par  Value
     (Title  of  Class  of  Securities)

       79971E108
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave. Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     April  18,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  79971E108                    PAGE  10  OF  10

10


1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  2,999,998

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  2,999,998

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,998

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  64.0%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS,  LLC

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,999

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  44.1%

14          Type  of  Reporting  Person  OO

1          Name  of  Reporting  Person  PEQUOT  PARTNERS  FUND,  LP

     IRS  Identification  No.  of  Above  Person  22-2741859
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  WC

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,999

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  44.1%

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  LLC

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,999

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  44.1%

14          Type  of  Reporting  Person  OO

1          Name  of  Reporting  Person  PEQUOT  INTERNATIONAL  FUND,  INC

     IRS  Identification  No.  of  Above  Person  FOREIGN  CORP
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  WC

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  BRITISH  VIRGIN  ISLANDS

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,499,999

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  44.1%

14          Type  of  Reporting  Person  CO

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value, (the "Shares") of Sanctuary Woods Multimedia Corporation ("SWMC") a Delaware Corporation. SWMC's principal executive office is located at 1825 South Grant Street, San Mateo, CA 94402.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut Corporation, Pequot General Partners, LLC ("Partners"), a Delaware Limited Liability Company, Pequot Partners Fund, L.P. ("Pequot"), a Delaware Partnership, DS International Partners, LLC ("DSI"), a Delaware Limited Liability Company and Pequot
International Fund, Inc. ("International"), a British Virgin Islands Corporation (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders of Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The principal business of Partners is to serve as the general partner of Pequot which was formed to invest and trade primarily in securities and financial instruments. The principal business of DSI is to serve as the investment manager of International which was formed to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are both members of Partners and DSI. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective members, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons, their respective members, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 416,666 Shares held by accounts for which it exercises investment discretion, as follows; 208,333 shares are owned by Pequot and 208,333 shares are owned by International. As of the date hereof, Partners, International, Pequot and DSI each beneficially own in the aggregate 208,333 shares. These 416,666 shares were purchased from the company through a rights subscription for $1,000,000.

          In addition, under rule 13d-3(d) (1) (i) under the Securities Exchange Act of 1934, Dawson-Samberg is deemed to be the beneficial owner of 2,583,332 shares of the Company's Common Stock as follows: Pequot and International each own 458,333 Warrants ("Warrants") to purchase SWMC's Common Stock at $3.00 per share, expiring 9/18/99. Additionally, Pequot and International each own 37,722 shares of SWMC's Series A Convertible Preferred Shares ("Preferred") which is convertible into 833,333 shares of Common Stock for each entity. The Warrants and the Preferred Shares were acquired from the company in exchange for Convertible Subordinated Debentures and Warrants owned by Pequot and International.

     The funds for the purchase of Shares held by Pequot and International were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc., such loans being secured by securities, including certain shares of Common Stock of SWMC held by the various entities.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Persons, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 2,999,998 Shares. These Shares represent approximately 64% of the 4,691,145 Shares of SWMC's Common Stock which would be outstanding if the warrants and the Preferred owned by all of the Reporting Persons were exercised. As of the date hereof, Partners, Pequot, International and DSI each beneficially own in the aggregate 1,499,999 Shares. These Shares represent approximately 44.1% of the 3,399,479 Shares of SWMC's Common Stock which would be outstanding if the warrants and the Preferred owned by the Reporting Persons were exercised. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares . Partners and DSI do not currently have the power to vote, direct the vote, dispose and direct the disposition of the 1,499,999 Shares beneficially owned by Pequot and International but may acquire such powers by terminating their agreements with Dawson-Samberg.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April  25,  1997

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Partners  Fund,  LP


By:  /s/    Arthur  J.  Samberg
   General  Partner

Pequot  General  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Managing  Member

Pequot  International  Fund,  Inc.


By:  /s/    Arthur  J.  Samberg
   Director

DS  International  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Managing  Member

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated April 25, 1997 relating to the Shares of SWMC shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Partners  Fund,  LP


By:  /s/    Arthur  J.  Samberg
   General  Partner

Pequot  General  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Managing  Member

Pequot  International  Fund,  Inc.


By:  /s/    Arthur  J.  Samberg
   Director

DS  International  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Managing  Member